# Egan-Jones Ratings Company

*Providing Timely, Accurate Credit Ratings To Institutional Investors*

## Form NRSRO Exhibit #5

**September 30, 2015***Attestation & Acceptance of Egan Jones' Code of Conduct*

By signing below, you acknowledge the receipt of the Firm's Code of Conduct and understand your obligations for adherence with the Firm's policies and procedures.

**By:**

**Print Name:**

**Date:**

**EGAN-JONES RATINGS COMPANY**
**CODE OF CONDUCT**

The purpose of this Code of Conduct is to set forth basic principles to guide you in your day to day activities as an employee, independent contractor, analyst, salesperson, officer or director of Egan-Jones Ratings Company and to outline the expectations the Firm has of all its associated persons. This Code of Conduct is intended to provide basic principles and guidelines on Firm and employee behavior and foster a culture of compliance within our company. It does not cover every regulatory, legal or ethical issue that you may confront at the Firm. Indeed, no Code can attempt to anticipate the myriad issues that arise in a fast moving financial related enterprise like Egan-Jones Ratings Company. However, by following this Code and other Firm policies and procedures, by adhering to the letter and the spirit of all applicable laws and regulations, and above all, by applying sound judgment to your activities, the individuals that make up Egan Jones will adhere not only to regulatory requirements, but also to the Firm's commitment to compliance and ethical behavior.

In addition to this Code, you are required to read the Egan-Jones Compliance Manual, which contains additional information on the regulations governing NRSROs, the kinds of issues that are presented in the operation of a credit ratings business and other subjects addressed in this Code.

# PRINCIPLES OF THE CODE

1

## FOLLOW BOTH THE LETTER AND THE SPIRIT OF REGULATION, LAW AND EGAN-JONES POLICIES

Egan-Jones Ratings Company is subject to regulation in the US by the Securities & Exchange Commission (SEC) and corporate formation and operating laws of the Commonwealth of Pennsylvania where its main office is located.   It is your responsibility to know and understand the regulations and laws applicable to your job responsibilities and to comply with both the letter and the spirit of these regulations. This requires that you avoid not only actual misconduct but also even the appearance of impropriety.  We require associated persons to rely on common sense, good judgment, individual integrity and a discerning mind to guide you in your day to day activities.   Assume that any action you take ultimately could be publicized, and consider how you and the Firm would be perceived. When in doubt, stop and reflect and, most importantly, seek guidance from knowledgeable regulatory and compliance persons within the Firm and the Firm's outside legal counsel and consultants.

Seek guidance. The Firm strongly encourages you to discuss freely any concerns with knowledgeable persons. In particular, if you are unclear about the applicability of the regulations to your job responsibilities, or if you are unsure about the propriety of a particular course of action, you should seek the advice of the Firm's Designated Compliance Officer (DCO) or outside counsel.  DON'T MAKE ASSUMPTIONS THAT YOU ARE AWARE OF REGULATORY NUANCES.  You should never assume that an activity is compliant merely because others in the industry engage in it or you do not see any pitfalls in the course of action.  The Firm is an amalgam of expertise areas, and we do not expect that sales, analytical, administrative and other non-compliance or legal persons would be well versed in all of the intricacies in the applicable regulations. This is why we have counsel and regulatory resources available. As a firm, EJR encourages you to reach out to any of these persons with your questions prior to pursuing a course of action if you are not 100% positive you know the regulatory ramifications of any action. <u>Trust your instincts - if something does not appear to be lawful or ethical or you have a question about it - ask the DCO, raise a flag, and ask for guidance from the Firm's resources.</u>

## ACT IN THE BEST INTERESTS OF THE FIRM, ITS SUBSCRIBERS AND THE PUBLIC

*Fair Dealing & Integrity*

The Firm's basic core concept is that we provide a valuable service to our subscribers and to the investing public.  We rely on the trust of our subscribers, who are institutional investors, for their belief and respect for our product, the trust they invest in our abilities and in the integrity of the firm. The Firm seeks to outperform its competition fairly and honestly through superior analysis and experience. Every employee, officer and director must therefore always keep the best interests of the Firm's clients paramount and endeavor to deal fairly and properly with our subscribers, with competitors, with the public, with vendors and one another. No one should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of facts, intimidation, or any other unfair dealing practice. No employee should ever position themselves for personal gain through their association with the firm.

We do not market or distribute our product to "retail investors," as we feel that retail investors require additional assistance in making investment decisions, and our credit product does not contain sufficient lower level training appropriate for a retail investor. Our product is specifically developed as technical credit analyses and services to institutional investors. These institutional investors have long term high level experience within the securities business and have internal capability for independent analysis and investment decision making. Our product is a tool in the hands of a professional institutional investor for use by the institution making its investment decisions.

## *Prohibited Practices*

We do not engage in the **PROHIBITED PRACTICES set forth and defined in SEC Rule 17g-5 and the other practices listed below:**

- **The Firm is prohibited from issuing or maintaining a rating solicited by a person that, in the most recently ended fiscal year, provided the NRSRO with net revenue exceeding 10% of the total net revenue.**

- **The Firm prohibits the owning of shares per the Conflicts of Interests section below unless, in very limited cases, waivers are granted by the Designated Compliance Officer (DCO) The Firm is prohibited from maintaining a rating for a company or person associated with the Firm.**

- **The Firm is prohibited from maintaining a rating for a company if the NRSRO, a credit analyst determining the rating or the credit analyst approving the rating directly owns securities of the issuer or has any other direct ownership interest in the issuer.**

- **The Firm is prohibited from issuing or maintaining a rating for a company where any analyst or supervisor of the Firm is an officer or director of that company;**

- **The Firm is prohibited from issuing or maintaining a rating for a company where the Firm or an associated person made recommendations to the obligor, issuer, underwriter or sponsor about the corporate or legal structure, assets, liabilities, or activities of the issuer or obligor;**

- **The Firm is prohibited from issuing or maintaining a credit rating for any company where the fee for rating such was negotiated, discussed, or arranged by a person who participates or oversees the rating or approval process, the methodology used to determine the credit rating or the models that underlie the ratings process of that company;**

- **The Firm is prohibited from issuing or maintaining a credit rating on a company where any member of the Firm performing, overseeing, or approving the rating received gifts or entertainment in excess of $25. The Firm has a robust gift and gratuity policy outlined in this document that prohibits the acceptance or giving of gifts and limits the ability to participate in entertainment outside of normal course of business (meetings, etc.) and whose valuation is limited.**

- **The nationally recognized statistical rating organization issues or maintains a credit rating where a person within the nationally recognized statistical rating organization who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also: (i) Participates in sales or marketing of a product or service of the nationally recognized statistical rating organization or a product or service of an affiliate of the nationally recognized statistical rating organization; or (ii) Is influenced by sales or marketing considerations.**

## *CONFLICTS OF INTEREST*

The Firm identifies, manages and discloses its conflicts of interest and requires associated persons to abide by those policies as outlined below:

**Prohibited Securities of Associated Persons or Immediate Family** –

**IMMEDIATE FAMILY**. THE FIRM PROHIBITS EMPLOYEES OF EJR FROM OWNING SHARES IN INDIVIDUAL ISSUERS AND LIMITS THE SECURITIES PURCHASES TO INVESTMENT COMPANY SHARES AND EXCHANGE TRADED FUNDS.  IN ORDER TO MINIMIZE THE POTENTIAL CONFLICT OF INTEREST RELATED TO HOLDING OR TRADING OF SECURITIES ("Prohibited Securities") BY ASSOCIATED PERSONS OR THEIR IMMEDIATE FAMILY.

The policy allows for the ownership and or trading of mutual funds, ETFs and the existence of blind trusts and similar vehicles where trading and ownership decisions with respect to individual securities are made by third parties. Additionally, Prohibited

"**Immediate Family**" referred to above means an employee's spouse, domestic partner, minor children, and other dependents and relatives sharing his or her home on a regular basis.  Exclusions from the definition of Immediate Family include (i) a spouse during divorce proceedings, (ii) a Blind Trust, and (iii) an employee's parents if the employee has no knowledge of the parents' Brokerage Account and Securities Ownership.

Such trading policy will not be applicable to Board Members who are deemed to be Independent pursuant to Dodd Frank Regulation inasmuch as these independent Board Members are not exposed directly to the ratings business nor are they involved in the determination of ratings that EJR provides.

The DCO may grant on a case by case basis exemptions from the prohibition on trading. Any exemptions for Analysts will require that analyst to recuse themselves from ratings, approval of ratings or Rating Committee Review and oversight.  Please see the DCO for information related to requesting an exemption.

IDENTIFIED CONFLICT:

Egan-Jones is paid by persons for subscriptions to receive or access credit ratings where such subscribers may own or have financial interests or perform transactions in the securities of the issuers which could be favorably or negatively affected by the credit ratings issued by the firm.  The firm has systems and policies in place to protect the independence of the ratings process and to reasonably prevent influence by the subscribers with such interest on the firm's ratings process. The Firm actively notifies the subscriber not to disclose position holdings, trading or business intent to the NRSRO. Solicited ratings from subscribers are dealt with in a manner as to withhold the subscriber identification from the ratings desk to ensure independence.

IDENTIFIED CONFLICT:

Additionally, personnel within Egan-Jones provide proxy research and voting services to institutional customers, some of whom are also ratings subscribers.  This business line is physically and electronically separate from Egan-Jones' ratings services to prevent information on proxy subscriber holdings, voting or voting recommendations from influencing the ratings activities of the firm.  All clients, are reminded at least annually not to disclose their holdings to the ratings desk. Most of the Firm's proxy voting services occur offsite of the main office in the Philippines, providing a geographic barrier to information leakage to the Ratings desk.  However, proxy supervision does occur at the Firm's main office and therefore the Firm prohibits the transmission in any form of proxy positions, voting or other client information to the members of the Ratings Desk.

IDENTIFIED CONFLICT:

Egan-Jones is paid by persons for subscriptions to receive or access its credit ratings and/or for other services offered by Egan-Jones where such persons may use Egan-Jones credit ratings to comply with, and obtain benefits or relief under statutes and regulations using the term "Nationally Recognized Statistical Rating Organization."  The firm takes certain steps to prevent gaining knowledge of the subscriber's reason for using its ratings service.

IDENTIFIED CONFLICT:

Employees of Egan-Jones are generally prohibited from owning individually named securities, whether the firm rates those securities or not.  The firm makes exceptions for accounts that are managed on a discretionary basis, and excludes mutual funds, money market accounts, checking and savings accounts, 401(k) accounts and 529 plans. The Firm's DCO, in certain circumstances, may approve an exception to this policy and grant an exception in writing or by e-mail.  Any such employee with such an exception will not be involved in the ratings, approval or review process for any security for which they have received a formal exception to own.

IDENTIFIED CONFLICT:

Outside business relationships of employees of the NRSRO may be a conflict of interest. Ratings analysts are not permitted to have outside business activities which conflict with the issuance of ratings and such prohibition is included in the firm's Code of Conduct. The Firm also employs outside contractors in sales functionalities (non service providers) who may engage in outside business.  The Firm requires that all associated persons disclose their outside business activities to the DCO in order to maintain that there are not instances where outside employment can impact the ratings independence of the firm.

IDENTIFIED CONFLICT:

Being paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid EJR to determine a credit rating is an identified conflict.

IDENTIFIED CONFLICT:

Egan-Jones has an additional conflict of interest requiring disclosure related to the issuance of credit ratings of an NRSRO on a subscriber basis. Egan-Jones offers a premium service to its subscribers known as Best Credit Ideas.  The service includes a written report that is sent to the subscriber prior to the call.  The report might include comments/opinions about central bank activities, sovereign situations, industry strengths/weaknesses, commodity markets, etc.  The subscriber is also provided a copy of 3 to 5 recently issued ratings for purposes of illustration.  These ratings were available to all subscribers at the time they were issued.

*PREVENTION OF UNDUE INFLUENCES – GIFTS & ENTERTAINMENT*

Gifts and entertainment may create an inappropriate expectation or feeling of obligation. You and members of your family may not accept gifts or special favors (other than an occasional non-cash gift of nominal value – i.e. coffee mugs with logos, etc.) from any person or organization with which the Firm has a current or potential business relationship or from any Company that the Firm may rate. Further, business gifts to, and entertainment of, non-government employees in connection with business discussions or the development of business relationships are only appropriate if they are in the ordinary course of business and their value is modest. If you have any questions about the appropriateness of a business gift or expense, you should contact your supervisor or the DCO.

Giving gifts to, or entertaining, government employees (including employees of international organizations and or regulatory bodies) may be prohibited. The United States Foreign Corrupt Practices Act, for example, prohibits giving anything of value, directly or indirectly, to any "foreign official' for the purpose of obtaining or retaining business. Check with your supervisor or the DCO if you have any questions about the acceptability of conduct in any foreign country, including contacting foreign officials with respect to the Firm's sovereign ratings or the sales of Firm product to foreign governments or agencies.

## ADVANCE AND PROTECT THE Firm's INTERESTS
**Corporate Opportunities**

You owe a duty to the Firm to advance its interests. No employee, officer or director may use their position or corporate property or information for personal gain; and no employee, officer or director may take for themselves Firm opportunities for sales or purchases of products, services or interests. Business opportunities that arise as a result of your position in the Firm or through the use of corporate property or information belong to the Firm.

### Proprietary and Confidential Information About the Firm
Proprietary and confidential information generated and gathered in our business is a valuable Firm asset. Protecting this information is critical to the Firm's reputation for integrity and its relationship with its clients, and ensures compliance with the complex regulations governing the financial services industry. Accordingly, you should maintain all proprietary and confidential information in strict confidence. "Proprietary information" includes all non-public information that might be useful to competitors or that could be harmful to the Firm or its customers if disclosed. It includes, for example, the names of clients and subscribers, intellectual property, IT security systems, business plans, personal employee information and unpublished financial information. You should also respect the property rights of other companies. "Confidential information" is information that is not generally known to the public about the Firm, its clients or subscribers, or other parties with whom the Firm has a relationship and that have an expectation of confidentiality.

Unauthorized use or distribution of proprietary or confidential information violates Firm policy and could be illegal. Such use or distribution could result in negative consequences for both the Firm and the individuals involved, including potential legal and disciplinary actions. Your obligation to protect the Firm's proprietary and confidential information continues even after you leave the Firm, and you must return all such information in your possession upon your departure.

### *Firm Systems and Assets*

Firm policies regulate use of the Firm's systems, including telephones, computer networks, electronic mail and remote access capabilities. Generally, you should use the Firm's systems and property only for legitimate Firm business. Under no conditions may you use the Firm's systems to view, store, or send unlawful, offensive or other inappropriate materials.

In addition, protecting Firm assets against loss, theft, waste, or other misuse is the responsibility of every employee, officer and director. Any suspected misuse should be reported to your supervisor.

## PREVENT THE MISUSE OF INSIDE OR CONFIDENTIAL INFORMATION ABOUT SECURITIES ISSUERS

**Insider Trading Policies And Procedures**

NRSRO firms are required are required to establish, maintain, and enforce policies and procedures to prevent the misuse of material non-public information ("inside information"). These requirements are included in the Insider Trading and Securities Fraud Enforcement Act of 1988 and in the NRSRO rulemaking requirements. The Firm has established policies and procedures reasonably designed to prevent the misuse of inside information considering the Firm's business, structure, size and other relevant factors.  The Firm recognizes that in the course of its work it generally is not exposed to inside information but acknowledges that its associated persons must be able to identify material non-public information and handle such information correctly.

Insider trading for these purposes is any trading activity where persons act on material information that is not known to the investing public and which provides the holder or recipient of the information with a potentially unfair advantage in the marketplace. The Firm anticipates the possibility that instances of exposure to insider information may occur inadvertently in the course of research activities.  Any kind of trading with inside, confidential or non-public information may constitute insider trading and be improper if not illegal. In addition, trading on information concerning the pending issuance of a rating by the Firm (frontrunning) is also prohibited. These activities are STRICTLY PROHIBITED.

In addition, all of the credit analysis work in the Firm is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security, may be non-public information and thus is to be very closely guarded prior to the rating publication.

**Prohibition Against Acting On Or Disclosing Inside Information**

The Firm's policy only allows for the ownership and or trading of mutual funds, ETFs and the existence of blind trusts and similar vehicles where trading and ownership decisions with respect to individual securities are made by third parties. Otherwise, the Firm's policy prohibits associated persons from effecting any securities transactions unless a limited waiver is granted by the firm. It also prohibits associated person trading while in the possession of material, non-public information. Associates are also prohibited from disclosing such information to others – within the Firm and also to others. The prohibition against insider trading applies not only to the security to which the inside information directly relates, but also to related securities, such as options or convertible securities.

If associated persons receive inside information, they are prohibited from trading on that information, whether for the account of themselves, their family, friends, or any customer, or their own account, any accounts in which they have a direct or indirect beneficial interest (including accounts for family members) or any other account over which they have control, discretionary authority or power of attorney. This prohibition is in effect should the Firm cover that issuer or not. Additionally they are prohibited from sending that information to others.

If an associated person has any doubt as to whether information received qualifies as material non-public information, the Associate should contact the DCO for clarification. The Compliance Officer shall consult legal counsel if required to confirm the assessment of the information.

**Certification**

Associated persons are required to certify their knowledge of and compliance with the Firm's insider trading policy. This certification is included in the certification for the Firm's Code of Conduct.

**Firm Policy Memorandum Regarding Insider Trading**

While the Firm's strong policies concerning the prohibition of the trading of securities by employees and associated persons of the Firm makes insider trading activity unlikely, it is important that all employees and associated persons understand the insider trading policy and the reasons for the policy.

Trading in securities on the basis of material, non-public information ("inside information") is prohibited and contrary to the Firm's compliance and ethics policies. The penalties for insider trading can be considerable, including loss of profits plus damages, criminal sanctions including incarceration, loss of employment and permanent bar from the securities industry.

**THE PROHIBITION**

If you are in possession of material non-public information about a company or the market for a company's securities, you must refrain from acting upon it. You also may not communicate inside information to a second person who has no official need to know the information. You are required to

10

report your possession of material non public information to the Firm's DCO and upon his advice take action to segregate and secure such information in the Firm's systems.

Information is considered material if a reasonable investor would consider it important in deciding to buy or sell a security. In addition, information that, when disclosed, is likely to have a direct effect on a security's price should be treated as material. Examples include information concerning impending tender offers, leveraged buy-outs, mergers, sales of subsidiaries, significant earnings changes and other major corporate events.

Information is non-public when it has not been disseminated in a manner making it available to investors generally. Information is public once it has been publicly disseminated, such as when it is reported on the Dow Jones or other news services or in widely disseminated publications, and investors have had a reasonable time to react to the information. Once the information has become public or stale (*i.e.,* no longer material), it may be acted upon.

Generally, a person violates the insider trading prohibition when that person violates a duty owed either to the person on the other side of the transaction or to a third party (such as a customer or employer) by trading on or disclosing the information. The insider trading prohibition applies to an issuer's directors, officers and employees, investment bankers, underwriters, accountants, lawyers and consultants, as well as other persons who have entered into special relationships of confidence with an issuer of securities.

Virtually anyone can become subject to the insider trading prohibition merely by obtaining material non-public information by unlawful means or by lawfully obtaining such information and improperly using it. This is known as misappropriation. If you receive material, non-public information as part of your business dealings on behalf of the Firm or its customers and you use that information to trade in securities or if you transmit that information to another person for purposes of trading in securities (so-called "tipping"), you would likely be guilty of insider trading. Insider trading liability may also be derivative. A person who has obtained inside information (so-called "tippee") from a person who has breached a duty or who has misappropriated information may also be held liable.

The foregoing is just a synopsis of the insider trading prohibition. Because the law in this area is complex the Firm has adopted the following guidelines which are designed to prevent violations of the insider trading rules.

If you ever come into possession of inside information you shall immediately inform the Designated Compliance Officer (DCO) who will confer to assess the proper course of action, and if necessary in their judgment, seek legal advice. Research Analysts may become insiders upon receiving inside information from a company officer, director or employee although the Firm actively does not seek information from issuers it rates. You must refrain from distributing that information to others, shall make sure it is not openly available on your computer and sequester it within your email to prevent easy accessibility by others.

11

In addition, as noted above, all of the credit analysis work in the Firm is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security, may be non-public information and thus is to be very closely guarded prior to the rating publication. In all events, no ratings action decision should ever be disclosed, prior to public dissemination, to anyone outside of the Credit Analysts at the firm.

**WHAT TO DO IF YOU LEARN INSIDE INFORMATION.** It is not illegal to learn inside information. The Firm may accidently learn material non-public information from its customers or in the course of its ratings work.  It is, however, illegal for you to trade on such information or to pass it on to others other than the DCO of the Firm who is to be advised of your receipt of such information for the purpose of sequestering the information and making sure it does not affect any ratings decision.

If you believe you have learned inside information contact the Firm's DCO and the head of the Ratings Desk immediately so that they may address all potential issues and preserve the integrity of the Firm's commitment to information handling. If you become aware of a breach of these policies or of a leak of inside information, advise the Firm's DCO or outside counsel immediately.

**STEPS YOU CAN TAKE TO PRESERVE THE CONFIDENTIALITY OF MATERIAL NON-PUBLIC INFORMATION.**

The following are steps you must take to preserve the confidentiality of non-public information:

- Do not discuss confidential matters in elevators, hallways, restaurants, airplanes, taxicabs or any place where you can be overheard.

- Do not leave sensitive memoranda on your desk or in other places where they can be read by others. Do not leave a computer terminal without exiting the file in which you were working.

- Do not read confidential documents in public places or discard them where they can be retrieved by others. Do not carry confidential documents in an exposed manner.

- On drafts of sensitive documents use redacted names if necessary.

- Do not discuss confidential business information with spouses, other relatives or friends.

- Avoid even the appearance of impropriety. Serious repercussions may follow from insider trading or using non-public information to benefit yourself or another. You should consult with Compliance whenever you have questions about this subject.

The Firm has a vital interest in its reputation, the reputation of its associates, and in the integrity of the securities markets. Trading on inside or confidential Firm information would destroy that reputation and integrity. Egan Jones is committed to preventing this conduct and to punishing any Associate who engages in this practice or fails to comply with the above steps designed to preserve confidentiality of inside information. These procedures are a vital part of the Firm's compliance efforts and must be adhered to.

## *PROVIDE FAIR AND TRUTHFUL DISCLOSURES TO OUR SUBSCRIBERS AND THE PUBLIC*

The Firm has a responsibility under the law to communicate effectively so that our subscribers are provided with full and accurate information in all material respects. To the extent that you are involved in the preparation of materials for dissemination to our subscribers, you should be careful to ensure that the information in these materials is truthful, accurate and complete. In particular, the Firms officers and directors shall endeavor to promote full, fair, accurate, timely and understandable disclosure in the Firms communications, including documents that the Firm files with or submits to the United States Securities and Exchange Commission and other regulators.

If you become aware of a materially inaccurate or misleading statement in any communication to our subscribers, the SEC or the public, you should report it immediately to your supervisor.

## *ENFORCEMENT AND ADMINISTRATION OF THE CODE*

### Reporting Violations

You are the Firm's first line of defense against unethical or improper business practices. If you observe or become aware of any conduct that you believe is unethical or improper - whether by another employee, a consultant, supplier, client, or other third party-you must communicate that information to the Firm's ownership, compliance officer (DCO) or outside counsel.  They will take appropriate action.

If you are a supervisor, you have an additional responsibility to take appropriate steps to stop any misconduct that you are aware of, and to prevent its occurrence and or recurrence. Supervisors that do not take appropriate action may be held responsible for failure to supervise properly.

If you prefer to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Firm to investigate properly.  Egan-Jones Ratings Company will not tolerate any kind of retaliation for reports or complaints regarding the misconduct of others that were made in good faith. Open communication of issues and concerns by all employees without fear of retribution or retaliation is vital to the continued success of the Firm. Unless Firm management learns of a problem, the Firm cannot deal with it. Concealing improper conduct often compounds the problem and may delay or hamper responses that could prevent or mitigate actual damage.  You may report items anonymously by contacting the Firm's legal counsel or its outside consultants.

*Consequences of Violating the Code*

If you are an employee, independent contractor, sales person or officer, this Code forms part of the terms and conditions of your employment at the Firm. Employees, officers and directors and all associated persons are expected to cooperate in internal investigations of allegations of violations of the Code, and actual violations may subject you to the full range of disciplinary action by the Firm. The Firm may also report certain activities to its regulators, which could give rise to regulatory or criminal investigations. The penalties for regulatory and criminal violations may include significant fines, permanent bar from employment in the securities industry and, for criminal violations, imprisonment.

***Measures to be undertaken in the event of a material breach of the Firms policies or procedures.***

The Designated Compliance Officer (DCO) is primarily responsibility for monitoring the Firms compliance with its policies and procedures.  The Code of Conduct and Compliance Manual provide prohibited conflicts of interest, identified conflicts and many other areas of compliance concern.  All employees are encouraged to notify the DCO whenever they become aware of a possible violation of a policy or procedure.

The DCO will, upon discovering a possible violation or having been provided with evidence that identifies a possible violation of a policy or procedure, immediately access the evidence and document the results of his investigation.  Minor violations will be addressed internally by the DCO.  Material violations such as a compromised credit rating will be investigated by the DCO.  The CEO, independent board members and, if appropriate, legal counsel, will be contacted by the DCO and provided the details of the violation. After assessment by this group that the violation is indeed a material violation, the SEC and ESMA will be notified through prescribed electronic notification systems.

*Waivers and Amendments*

Amendments to this Code and any specific policy exemptions must be approved by Egan-Jones Ratings Company. It is your responsibility to be familiar with the Code and the Egan-Jones Compliance Manual as either document may be revised from time to time.